FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2017

Commission File Number 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

ROYAL DUTCH SHELL PLC FOURTH QUARTER 2016 SCRIP DIVIDEND

PROGRAMME REFERENCE SHARE PRICE

The Board of Royal Dutch Shell plc (“RDS”) today announced the Reference Share Price in respect of the fourth quarter interim dividend of 2016, which was announced on February 2, 2017 at $0.47 per A ordinary share (“A Share”) and B ordinary share (“B Share”) and $0.94 per American Depository Share (“ADS”).

Reference Share Price

The Reference Share price is used for calculating a Participating Shareholder’s entitlement under the Scrip Dividend Programme, as defined below.

Q4 2016
Reference Share price (US$)	26.136

The Reference Share Price is the US dollar equivalent of the average of the closing price for the Company’s A Shares listed on Euronext Amsterdam for the five dealing days commencing on (and including) the date on which the Shares are first quoted ex-dividend in respect of the relevant dividend.

The Reference Share Price is calculated by reference to the Euronext Amsterdam closing price in euro. The US dollar equivalent of the closing price on each of the dealing days referred to above is calculated using a market currency exchange rate prevailing at the time.

Reference ADS Price

ADS stands for “American Depositary Share”. ADR stands for “American Depositary Receipt”. An ADR is a certificate that evidences ADSs (though the terms ADR and ADS are often used interchangeably). ADSs are listed on the NYSE under the symbols RDS.A and RDS.B. Each ADS represents two ordinary shares, two ordinary A Shares in the case of RDS.A or two ordinary B Shares in the case of RDS.B.

Q4 2016
Reference ADS price (US$)	52.272

The Reference ADS Price equals the Reference Share Price of the two A Shares underlying each new A ADS.

Scrip Dividend Programme

RDS provides shareholders with a choice to receive dividends in cash or in shares via the Scrip Dividend Programme (the “Programme”).

Under the Programme shareholders can increase their shareholding in RDS by choosing to receive new shares instead of cash dividends, if approved by the Board. Only new A Shares will be issued under the Programme, including to shareholders who currently hold B Shares.

In some countries, joining the Programme may currently offer a tax advantage compared with receiving cash dividends. In particular, dividends paid out as shares by RDS will not be subject to Dutch dividend withholding tax (currently 15 per cent), unlike cash dividends paid on A shares, and they will not generally be taxed on receipt by a UK shareholder or a Dutch shareholder.

Shareholders who elect to join the Programme will increase the number of shares held in RDS without having to buy existing shares in the market, thereby avoiding associated dealing costs.

Shareholders who do not join the Programme will continue to receive in cash any dividends approved by the Board.

Shareholders who held only B Shares and joined the Programme are reminded they will need to make a Scrip Dividend Election in respect of their new A Shares if they wish to join the Programme in respect of such new shares. However, this is only necessary if the shareholder has not previously made a Scrip Dividend Election in respect of any new A Shares issued.

For further information on the Programme, including how to join if you are eligible, please refer to the appropriate publication available on www.shell.com/scrip.

Royal Dutch Shell plc

The Hague, February 23, 2017

ENQUIRIES:

Investor Relations:

Europe	+ 31 (0) 70 377 4540
North America	+1 832 337 2034

Media:

International	+44 (0) 207 934 5550
Americas	+1 713 241 4544

CAUTIONARY NOTE

The companies in which Royal Dutch Shell plc directly and indirectly owns investments are separate legal entities. In this announcement “Shell”, “Shell group” and “Royal Dutch Shell” are sometimes used for convenience where references are made to Royal Dutch Shell plc and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies. ‘‘Subsidiaries’’, “Shell subsidiaries” and “Shell companies” as used in this announcement refer to companies over which Royal Dutch Shell plc either directly or indirectly has control. Entities and unincorporated arrangements over which Shell has joint control are generally referred to as “joint ventures” and “joint operations” respectively. Entities over which Shell has significant influence but neither control nor joint control are referred to as “associates”. The term “Shell interest” is used for convenience to indicate the direct and/or indirect ownership interest held by Shell in a venture, partnership or company, after exclusion of all third-party interest.

This announcement contains forward-looking statements concerning the financial condition, results of operations and businesses of Royal Dutch Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Royal Dutch Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as ‘‘anticipate’’, ‘‘believe’’, ‘‘could’’, ‘‘estimate’’, ‘‘expect’’, ‘‘goals’’, ‘‘intend’’, ‘‘may’’, ‘‘objectives’’, ‘‘outlook’’, ‘‘plan’’, ‘‘probably’’, ‘‘project’’, ‘‘risks’’, “schedule”, ‘‘seek’’, ‘‘should’’, ‘‘target’’, ‘‘will’’ and similar terms and phrases. There are a number of factors that could affect the future operations of Royal Dutch Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this announcement, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserves estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including regulatory measures addressing climate change; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; and (m) changes in trading conditions. There can be no assurance that future dividend payments will match or exceed previous dividend payments. All forward-looking statements contained in this announcement are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional risk factors that may affect future results are contained in Royal Dutch Shell’s Form 20-F for the year ended December 31, 2015 (available at www.shell.com/investor and www.sec.gov). These risk factors also expressly qualify all forward-looking statements contained in this announcement and should be considered by the reader. Each forward-looking statement speaks only as of the date of this announcement, February 23, 2017. Neither Royal Dutch Shell plc nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this announcement.

This Report contains references to Shell’s website. These references are for the readers’ convenience only. Shell is not incorporating by reference any information posted on www.shell.com

U.S. investors are urged to consider closely the disclosure in our Form 20-F, File No 1-32575, available on the SEC website www.sec.gov. You can also obtain this form from the SEC by calling 1-800-SEC-0330.

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Additional regulated information required to be disclosed under the laws of a Member State

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc (Registrant)

By:	/s/ L.M.Szymanski
Name: L.M.Szymanski Title: Company Secretary

Date: February 23, 2017